Ronald S. Tucker

Attorney at Law
78-153 Calle Norte
La Quinta, CA 92253
(760) 771-0036
Fax: (760) 771-4191

June 5, 2007

RECEIVED

JUN 7 2007

DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES

RECD S.E.C.

JUN 0 7 2007

1086

Ms. Goldie Walker
Office of Emerging Growth Companies
Securities & Exchange Commission
450 5th Street, N.W.
Mail Stop 3561
Washington, D.C. 20549

Subject: RX Healthcare Systems, Ltd. - Third Amended Offering Statement - #24-10172

Dear Ms. Walker:

Enclosed please find the following:

1. Seven Copies of Third Amendment to Form 1-A, one manually signed.
2. Three redlined copies reflecting the changes made from the earlier filing.
3. A copy of this letter and a self addressed envelop.

In response to your comments letter dated May 4, 2007 please be advised as follows:

Revisions to Offering Statement:

Summary

1. You describe your company as a consumer healthcare products company. Please explain why the sprayer is considered a consumer healthcare product.

    The description has been revised on page 6 to describe the Company as "a development stage company."

Risk Factors

2. Please add a risk factor disclosing that the conflicts of interest in the negotiation of the license agreement with Tensleep Corp.

    We have revised risk "Product" and added risk "Conflict of Interest - License" appearing on page 9.

Plan of Operation

3. We note from the risk factor "Development of Product" that you "believe" the Product to be fully developed with required certifications. Under " Plan of Operations" you propose to "commercialize the form or models of the Product to be included in the Company's product line." Please revise to reconcile these disclosures.-

    We have revised the risk factor "Product" on page 9, the risk factor "Development of Product" on page 9, the section "Plan of Operation" item 1 on page 13, and the subparagraph "Government Regulations" on page 13.

    In this regard, in the appropriate sections of the offering circular, please:

    Disclose the basis for the statement that the Product is fully developed with required certifications as indicated in the risk factor, including the testing and the results of testing which prove the effectiveness of the Product for your use;

    We have revised the risk factor "Product" on page 9, the risk factor "Development of Product" on page 9, the section "Plan of Operation" item 1 on page 13, and the subparagraph "Government Regulations" on page 13.

    Specify and describe the steps necessary in commercializing the form or models of the Product which you will purchase from Tensleep.

    A fourth paragraph has been added to the "The Product" subsection appearing on page 14.

    Specify the availability of "limited amount of product" for your purchase and the time frame for this purchase.

    We have revised the first paragraph of the subsection "The 12 months Plan" appearing on page 12.

    Disclose the background of the development of the technology by Tensleep, including the date development commence, the persons participating in the development, where the development has occurred or is occurring, the use of the technology by any other licensee, etc.

    A fourth paragraph has been added to the "The Product" subsection appearing on page 14.

4. Please disclose the principal terms of any loan from M. R. Tucker, including the maximum amount that may be loaned, if set. Please file the loan agreement as an exhibit to the offering statement.

Revised the first paragraph of Section "Plan of Operations" on page 13.

Competition

5.   Please disclose and describe competitive products and explain how your product will complete against those other products. In your response, please describe the extent to which spraying machines, similar to the Product, are used for the purposes disclosed "Market."

We have revised risk "Competition" appearing on page 10, and the subsection "Market" appearing on page 12, and added a new paragraph on page 13.

Use of Proceeds

6.   Amend this section to itemize the allocation of net proceeds among the principal uses of proceeds, including Product purchases from Tensleep, Product development, marketing, etc. The disclosure "General corporate purposes and working capital" is too vague.

Amended table on page 15 and revised subparagraph "Use of Proceeds" on page 8 .

7.   Please specify the uses of offering proceeds if less than 50% is sold in the offering.

Revised the first paragraph below the table on page 15.

8.   We note that uses of proceeds may "vary significantly depending upon numerous factors." Please specify the factors which could cause the uses to change and disclose the alternative uses of net proceeds.

Revised the first paragraph below the table on page 15.

Transactions with Management

9.   Please revise to discuss the Tensleep license and the proposed loan by Mr. R Tucker to TX Healthcare.

We have added a second and third paragraph to the subsection "Transactions with Management" on page 18.

Plan of Distribution

10.   Please disclose the principal offering terms regarding the issuance of shares for non-cash consideration. If the issuer is contemplating the offer of securities for identified non-cash consideration, please disclose the nature and extent of such non-cash consideration.

We added the third paragraph of the subsection "Offering of Units" of the section "Plan Of Distribution" starting at the bottom of page 20 and continuing on the top of page 21.

11. Please explain the statement in the summary that "[t]he acceptance of non-cash items will be evaluated by the independent members of the board of directors on any basis which the board deems appropriate and fulfills their responsibilities as directors." Please name the "independent members of the board of directors" and explain the role of such members versus the role of other board members and the board as a whole.

We have revised the subparagraph "Non-cash Consideration" on page 7 and risk "Non-cash Consideration" on page 9.

Please stamp the copy of this letter on filing and return to me in the self addressed envelop.

Sincerely,



Ronald S. Tucker